J.P. Morgan Securities Inc.

383 Madison Avenue

New York, New York 10179

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

One Bryant Park

New York, New York 10036

May 17, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ReachLocal, Inc.
Registration Statement on Form S-1
Registration File No. 333-163905

Dear Sir/Madam:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of ReachLocal, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Washington, D.C. time on May 19, 2010, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 3, 2010:

(i)	Dates of distribution: May 3, 2010 through the date hereof
(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 6
(iii)	Number of prospectuses furnished to investors: approximately 10,101
(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 221

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page Follows]

Very truly yours, J.P. MORGAN SECURITIES INC. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED Acting severally on behalf of themselves and the several underwriters

By:	J.P. Morgan Securities Inc.

By:	/s/ Noah Wintroub
Name: Noah Wintroub
Title: Managing Director

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Chris Cormier
Name: Chris Cormier
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]